FILED VIA EDGAR

May 28, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Williamsburg Investment Trust
File Nos. 811-5685; 33-25301
Post-Effective Amendment No. 76

Ladies and Gentlemen:

On behalf of Williamsburg Investment Trust (the “Registrant”), attached for filing is Post-Effective Amendment No. 76 (the “Amendment”) to Registrant’s registration statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940.

The Amendment, which is being filed pursuant to Rule 485(a) under the Securities Act of 1933, is for the purpose of including disclosures related to a proposed change in control of Flippin, Bruce & Porter, Inc., (“FBP”) the investment adviser to the FBP Equity & Dividend Plus Fund and the FBP Appreciation & Income Opportunities Fund (the “FBP Funds”) series of the Trust. On April 8, 2021, FBP entered into an agreement with Cantor Fitzgerald Investment Advisors, L.P. (“Cantor”), a registered investment adviser, to have its business assets acquired by Cantor (the “Transaction”). Following the closing of the Transaction by the end of June 2021, FBP’s business will become a division of Cantor and Cantor will become the interim investment adviser to each of the FBP Funds pursuant to Interim Advisory Agreements between the Registrant and Cantor. Subject to approval by the shareholders of the FBP Funds at a special shareholders’ meeting to be held on or about July 16, 2021, Cantor will serve as the investment adviser to the FBP Funds effective August 1, 2021.

Please contact the undersigned at 513/587-3418 with your questions and comments concerning this filing.

Very truly yours,

/s/ Betsy Santen

Assistant Secretary

Ultimus Fund Solutions, LLC	225 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3450